

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2011

Via Email
Anne H. Lloyd
Executive Vice President and Chief Financial Officer
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

> **Re:** **Martin Marietta Materials, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 8, 2011**
> **File No. 001-12744**

Dear Ms. Lloyd:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13.1

Consolidated Financial Statements

Notes to Financial Statements

Note N – Commitments and Contingencies, page 32

1.   We note your disclosure stating that it is unlikely that the outcome of any litigation and other proceedings will have a material adverse effect on the results of your operations, cash flows or financial position. Please revise to clarify your use of the term "unlikely"

and tell us how you considered the guidance regarding contingencies per FASB ASC 450-20-25-1. In addition, please provide additional information quantifying your ultimate exposure (i.e., the estimated loss or range of loss that is reasonably possible) or provide a statement that such an estimate cannot be made.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

/s/ Ethan Horowitz for

H. Roger Schwall
Assistant Director